UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 24)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

YiChang HEC ChangJiang Pharmaceutical Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

The People’s Republic of China

(Jurisdiction of Subject Company’s Incorporation or Organization)

Sunshine Lake Pharma Co., Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Peng Qi Yun

Secretary of the Board and Joint Company Secretary

YiChang HEC ChangJiang Pharmaceutical Co., Ltd.

Dongyangguang Scientific Park, No. 368 Zhen An Zhong Road

Chang’an County, Dongguan, Guangdong Province, 523871, China

Tel: +86 (769) 8861 5888

with copies to:

John D. Moore
Jianhao Zheng
Slaughter and May
47th Floor, Jardine house
One Connaught Place
Central, Hong Kong
Tel: +852 2521 0551

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 10, 2024

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number	Document
99.1	Joint announcement (1) proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. (2) proposed special dividend (3) proposed withdrawal of listing (4) resumption of trading[1]

99.2	Joint announcement extension of time for despatch of the composite document and monthly update in relation to the proposed pre- conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[2]

99.3	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[3]

99.4	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[4]

99.5	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[5]

99.6	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[6]

99.7	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[7]

99.8	Sunshine Lake Pharma Co., Ltd. to enter into a licensing agreement with Apollo to develop and commercialise APL-18881 (HEC88473), a FGF21 / GLP-1 dual receptor agonist[8]

99.9	Sunshine Lake Pharma Co., Ltd. and Yichang HEC Changjiang Pharmaceutical Co., Ltd. to enter into a licensing agreement with Shenyang Sunshine Pharmaceutical., Ltd. to commercialise Clifutinib Besylate[9]

99.10	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[10]

99.11	Joint announcement fulfilment of a pre-condition of the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. and update on the listing of offeror H shares[11]

99.12	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[12]

99.13	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd.[13]

99.14	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd[14]

99.15	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd[15]

99.16	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd[16]

99.17	Joint announcement monthly update in relation to the proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd and fulfilment of a pre-condition[17]

99.18	Joint announcement proposed pre-conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd partial fulfilment of a pre-condition and extension of long-stop date[18]

99.19	Joint announcement proposed conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd fulfilment of all pre-conditions[19]

99.20	Joint announcement (1) proposed conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd (2) withdrawal of listing and (3) despatch of composite document[20]

99.21	Composite document (1) proposed conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd (2) proposed special dividend (3) withdrawal of listing (4) notice of extraordinary general meeting and (5) notice of the H shareholders’ class meeting[21]

99.22	Joint announcement (1) poll results of the EGM and the H shareholders’ class meeting held on Monday, 21 July 2025 relating to the proposed conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. (2) proposed withdrawal of listing and last day of trading (3) proposed special dividend and (4) information regarding exercise of right of dissenting shareholders[22]

99.23	Joint announcement results of exercise of right of dissenting shareholders[23]

99.24	Joint announcement in respect of the special dividend[24]

99.25	Joint announcement withdrawal of listing of H shares and expected timeline for the withdrawal of listing and the implementation of the share exchange[25]

99.26	Joint announcement update regarding conditional privatisation of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. by Sunshine Lake Pharma Co., Ltd. by way of merger by absorption of YiChang HEC ChangJiang Pharmaceutical Co., Ltd. (1) satisfaction of conditions to implementation and implementation of the merger (2) appointment of agent for odd lot arrangement

[1]	Previously furnished with the Form CB furnished to the Securities and Exchange Commission on May 13, 2024.
[2]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on June 7, 2024.
[3]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on July 5, 2024.
[4]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on August 5, 2024.
[5]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on September 4, 2024.
[6]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on October 4, 2024.
[7]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on November 5, 2024.
[8]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on November 13, 2024.
[9]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on November 26, 2024.
[10]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on December 5, 2024.
[11]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on December 12, 2024.
[12]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on January 10, 2025.
[13]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on February 11, 2025.
[14]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on March 11, 2025.
[15]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on April 11, 2025.
[16]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on May 9, 2025.
[17]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on June 10, 2025.
[18]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on June 18, 2025.
[19]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on June 27, 2025.
[20]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on June 30, 2025.
[21]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on June 30, 2025.
[22]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on July 22, 2025.
[23]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on July 24, 2025.
[24]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on July 31, 2025.
[25]	Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on August 6, 2025.

Item 2. Informational Legends

The legends complying with Rule 802(b) of the Securities Act of 1933, as amended, are included in prominent portions of Exhibit Numbers 99.1, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12, 99.13, 99.14, 99.15, 99.16, 99.17, 99.18, 99.19, 99.20, 99.21, 99.22, 99.23, 99.24, 99.25 and 99.26 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

Sunshine Lake Pharma Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of the Form CB on May 13, 2024.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lin Tao Xi
(Signature)

Lin Tao Xi (Corporate Secretary)
(Name and Title)

August 7, 2025
(Date)